December 19, 2024

Joseph Tucker
Chief Executive Officer
Enveric Biosciences, Inc.
4851 Tamiami Trail N., Suite 200
Naples, FL 34103

       Re: Enveric Biosciences, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 27, 2024
Dear Joseph Tucker:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Bradley Wyatt